Exhibit 3.3

CERTIFICATE OF AMENDMENT OF THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

GAMEFLY, INC.

David Hodess and Glen R. Van Ligten hereby certify that:

1.             They are the duly elected President and Secretary, respectively, of GameFly, Inc., a Delaware Corporation.

2.             The date of filing of the original Certificate of Incorporation of this corporation with the Secretary of State of the State of Delaware was April 15, 2002.

3.             This amendment to the Amended and Restated Certificate of Incorporation of GameFly, Inc., filed on November 12, 2004 (the “Restated Certificate”), set forth below was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware by the directors and stockholders of this corporation.

4.             Article IV(B)(4)(b) of the Restated Certificate is hereby amended and restated to read in its entirety as follows:

“(b)         Automatic Conversion.  Each share of Preferred Stock shall automatically be converted into shares of Common Stock at the Conversion Price at the time in effect for such share immediately upon the earlier of (i) except as provided below in Section 4(c), the Corporation’s sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), which results in aggregate cash proceeds to the Corporation of at least $40,000,000 (before underwriting discounts and commissions), (ii) with respect to the shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, the date specified by written consent or agreement of the holders of a majority of the then-outstanding shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock (the “Preferred Majority”), voting together as a single class and not as separate series, on an as-if converted to Common Stock basis, and (iii) with respect to shares of Series D Preferred Stock, the date specified by written consent or agreement of the holders of at least sixty percent (60%) of the then-outstanding shares of Series D Preferred Stock (the “Requisite Series D Holders”), provided, however, the written consent or agreement of the Requisite Series D Holders shall not be required to cause the automatic conversion of the Series D Preferred Stock into Common Stock, and only the written consent or agreement of the Preferred Majority shall be required, where such conversion is being effected in connection with or immediately preceding the closing of a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act or a Liquidation Transaction in which the assets and funds of the Corporation available for distribution pursuant to Article IV(B)(2) hereof to the holders of Common Stock issued or issuable upon conversion of the Series D Preferred Stock is at least $11.3343 (as adjusted for stock splits, stock dividends, reclassifications and the like) for each share held by them.”

5.             The foregoing Certificate of Amendment has been duly adopted by this corporation’s Board of Directors and stockholders in accordance with the applicable provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, GameFly, Inc. has caused this Certificate of Amendment of the Amended and Restated Certificate of Incorporation to be signed by its President and Secretary this 9th day of February, 2010.

/s/ David Hodess
David Hodess, President

/s/ Glen R. Van Ligten
Glen R. Van Ligten, Secretary